UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2023

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

3Q23 Results October 31, 2023

3Q23 Results 2 Disclaimer This document is only provided for information purposes and does not constitute, nor should it be interpreted as, an offer to sell or exchange or acquire, or an invitation for offers to buy securities issued by any of the aforementioned companies. Any decision to buy or invest in securities in relation to a specific issue must be made solely and exclusively on the basis of the information set out in the pertinent prospectus filed by the company in relation to such specific issue. No one who becomes aware of the information contained in this report should regard it as definitive, because it is subject to changes and modifications. This document contains forward looking statements that constitute or may constitute “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 with respect to intentions, objectives, expectations or estimates as of the date hereof, including those relating to future targets of both a financial and non financial nature such as environmental, social or governance “ESG” performance targets . Forward looking statements may be identified by the fact that they do not refer to historical or current facts and include words such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “duty”, “intend”, “likelihood”, “risk”, “VaR”, “purpose”, “commitment”, “goal”, “target” and similar expressions or variations of those expressions. They include, for example, statements regarding future growth rates or the achievement of future targets, including those relating to ESG performance. The information contained in this document reflects our current expectations and targets, which are based on various assumptions and projections, including non financial considerations such as those related to sustainability. Forward looking statements are not guarantees of future results, and actual results may differ materially from those anticipated in the forward looking statements as a result of certain risks, uncertainties and other factors. These factors include, but are not limited to, 1 market conditions, macroeconomic factors, domestic and international stock market movements, exchange rates, inflation and interest rates; 2 regulatory and oversight factors, political and governmental guidelines, social and demographic factors; 3 changes in the financial condition, creditworthiness or solvency of our clients, debtors or counterparties, such as changes in default rates, as well as changes in consumer spending, savings and investment behavior, and changes in our credit ratings; 4 competitive pressures and actions we take in response thereto; 5 performance of our IT, operations and control systems and our ability to adapt to technological changes; 6 climate change and the occurrence of natural or man made disasters, such as an outbreak or escalation of hostilities; and 7 our ability to appropriately address any ESG expectations or obligations related to our business, management, corporate governance, disclosure or otherwise , and the cost thereof. In the particular case of certain targets related to our ESG performance, such as, decarbonization targets or alignment of our portfolios, the achievement and progress towards such targets will depend to a large extent on the actions of third parties, such as clients, governments and other stakeholders, and may therefore be materially affected by such actions, or lack thereof, as well as by other exogenous factors that do not depend on BBVA including, but not limited to, new technological developments, regulatory developments, military conflicts, the evolution of climate and energy crises, etc. . Therefore, these targets may be subject to future revisions. The factors mentioned in the preceding paragraphs could cause actual future results to differ substantially from those set forth in the forecasts, intentions, objectives, targets or other forward looking statements included in this document or in other past or future documents. Accordingly, results, including those related to ESG performance targets, among others, may differ materially from the statements contained in the forward looking statements. Recipients of this document are cautioned not to place undue reliance on such forward looking statements. BBVA does not intend, and undertakes no obligation, to update or revise the contents of this or any other document if there are any changes in the information contained therein,or including the forward looking statements contained in any such document, as a result of events or circumstances after the date of such document or otherwise except as required by applicable law. This document may contain summarised information or information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission CNMV and the Annual Report on Form 20 F and information on Form 6 K that are filed with the US Securities and Exchange Commission. Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing restrictions.

BBVA reports one more quarter of earnings growth NET ATTRIBUTABLE PROFIT CURRENT M CET1 FULLY LOADED NOTE: In the presentation, 2022 ?gures have been restated according to IFRS17 Insurance contracts. 1 Earnings per share EPS according to IAS33.

Robust upward trend in Operating Income OPERATING INCOME CONSTANT M

Outstanding shareholder value creation and excellent pro?tability metrics TBV DIVIDENDS / SHARE1 PROFITABILITY METRICS3 1 Total number of shares considered: 6,021mn as of Sep 22, 5,963mn as of Jun 23 and 5,835mn as of Sep 23. 2 April 2023 dividend per share paid 0.31 gross and October 2023 dividend per share paid 0.16 gross . 3 Profitability metrics excluding discontinued operations and non recurring results.

3Q23 Pro?t & Loss Change Change 3Q23/3Q22 3Q23/2Q23 BBVA Group M 3Q23 constant constant Net Interest Income 6,434 35.6 22.5 13.4 11.5 Net Fees and Commissions 1,685 27.6 21.7 13.6 14.6 Net Trading Income 658 37.1 14.7 79.9 96.6 Other Income & Expenses 820 115.4 120.2 221.3 114.3 Gross Income 7,956 29.1 16.4 9.5 10.7 Operating Expenses 3,303 25.2 17.8 12.1 13.0 Operating Income 4,654 32.0 15.3 7.7 9.1 Impairment on Financial Assets 1,210 33.3 28.8 17.6 18.1 Provisions and Other Gains and Losses 79 19.3 28.4 36.9 22.0 Income Before Tax 3,365 33.6 12.7 4.1 5.9 Income Tax 1,226 43.4 22.0 19.1 19.2 Non controlling Interest 56 n.s. n.s. n.s. n.s. Net Attributable Pro?t reported 2,083 29.6 13.4 1.4 2.5

9M23 Pro?t & Loss Change 9M23/9M22 BBVA Group M 9M23 constant Net Interest Income 17,843 36.5 29.4 Net Fees and Commissions 4,594 17.5 13.6 Net Trading Income 1,430 0.8 14.3 Other Income & Expenses1 1,763 6.4 41.3 Gross Income 22,104 31.8 21.1 Operating Expenses 9,241 22.3 18.1 Operating Income 12,863 39.7 23.3 Impairment on Financial Assets 3,203 35.5 34.6 Provisions and Other Gains and Losses 173 4.1 15.1 Income Before Tax 9,487 42.4 20.9 Income Tax 3,204 41.7 23.8 Non controlling Interest 322 n.s. n.s. Net Attributable Pro?t ex non recurring impacts 2 5,961 31.8 19.3 Net Attributable Pro?t reported 5,961 37.9 24.3 1 Extraordinary banking tax in Spain 215 M is registered under Other Income & Expenses. 2 Non recurring results include the negative impact of 201 M due to the agreement reached with Merlin for the purchase of 662 branches in Spain in 2Q22

Continued Gross Income growth driven by core revenues NET INTEREST INCOME CONSTANT M Outstanding NII growth driven by activity and customer spread improvement NET TRADING INCOME CONSTANT M Strong NTI explained by Global Markets contribution NET FEES AND COMMISSIONS CONSTANT M Sound fee income levered on Payments, Asset Management and transactional business GROSS INCOME CONSTANT M Strong quarterly and year over year performance thanks to core revenues growth

Core revenues growth levered on activity and higher spreads LOAN GROWTH YOY, CONSTANT CUSTOMER SPREAD CORE REVENUES YOY, CONSTANT M Note: Performing loans under management excluding repos according to local GAAP. Mexico customer spread is for blended currency MXN and USD

Positive jaws and strong improvement in ef?ciency POSITIVE JAWS 9M23 YOY, CONSTANT EFFICIENCY RATIO COST TO INCOME, CONSTANT 1 Weighted by operating expenses and excluding Venezuela.

Slight deterioration in asset quality metrics FINANCIAL ASSETS IMPAIRMENTS CONSTANT M NPL BN COST OF RISK , YTD NPL & COVERAGE RATIOS

3Q23 Results 12

Strong shareholders distribution levered on our solid capital position


CET1 FULLY-LOADED
(%, BPS)
+6bps
12.99%
-32 bps
12.67%
+60 bps
-33 bps
-39 bps
+18 bps
12.73%
Target Range
11.5%-12.0%
SREP Requirement
8.77%
Jun -23
SBB
Jun'23 proforma
Results
Dividend accrual & AT1 coupons
RWAs (constant €)
Others[1]
Sep -23

OCTOBER INTERIM DIVIDEND 2023

€16 CTS / SH[2]

+33% vs OCT'22

2023 EXTRAORDINARY SBB PROGRAM

€ 1.0 BN

EXPECTED TO BE FINISHED BY YEAR-END

(1) Includes, among others, FX and mark to market of HTC&S portfolios, minority interests, and a positive impact in OCI equivalent to the Net Monetary Position value loss in hyperinflationary economies registered in results. (2) Gross Euro cents per share.
Note: The execution of the €1.0 Bn share buyback program scheme is considered an extraordinary shareholder distribution and is therefore not included in the scope of the ordinary distribution policy.

Excellent improvement in digital customer acquisition NEW CUSTOMERS1 BBVA GROUP, MILLION; ACQUISITION THROUGH DIGITAL CHANNELS 1 Gross customer acquisition through own channels for retail segment. Excludes the US business sold to PNC for comparison purposes.

Advancing in our clear commitment to sustainability SUSTAINABLE BUSINESS Bn BY SEGMENT Bn Note: Sustainable business channeling is considered to be the mobilization of ?nancial ?ows, cumulatively, towards activities or clients considered sustainable, based on existing regulations, internal criteria, market criteria and best practices. It includes FMBBVA within retail segments.

Positive impact on society BBVA GROUP LOAN GROWTH1 Sep 23, YOY, CONSTANT INCLUSIVE GROWTH FINANCING 1 Performing loans under management excluding repos. 2 New loans in 9M23. 3 Corporates with BBVA lending as of September 2023

We continue our path to success in our ambitious long term goals 1 Excluding discontinued operations and non recurring results 2 Target customers refers to those customers in which the bank wants to grow and retain, as they are considered valuable due to their assets, liabilities and/or transactionality with BBVA. ORIGINAL GOAL ACTUAL EXPECTED PERFORMANCE OF INDICATORS

Business Areas

PROFIT & LOSS M 3Q23 vs. 3Q22 vs. 2Q23 9M23 vs. 9M22 Net Interest Income 1,510 62.4 11.0 4,053 50.8 Net Fees and Commissions 510 3.0 8.5 1,603 2.0 Net Trading Income 91 121.9 7.2 309 6.2 Other Income & Expenses 93 24.7 182.7 132 n.s. Gross Income 2,203 40.3 15.8 5,833 26.3 Operating Expenses 784 9.1 2.7 2,301 7.3 Operating Income 1,419 66.6 24.5 3,532 42.6 Impairment on Financial Assets 165 18.4 30.0 405 21.9 Provisions and Other Gains and Losses 23 128.6 46.4 74 100.4 Income Before Tax 1,231 75.2 27.0 3,053 44.9 Income Tax 352 75.8 25.9 941 56.9 Net Attributable Pro?t ex non recurring impacts 879 75.1 27.4 2,110 40.2 Discontinued operations and non recurring results n.s n.s n.s Net Attributable Pro?t reported 879 75.1 27.4 2,110 61.9 1 Performing loans and Cust.Funds under management, excluding repos. Loan book broadly ?at QoQ: solid growth in consumer and commercial segments and ?at mortgages. Sound deposit mix, stable QoQ Strong core revenues growth 5.3 QoQ, 30.9 9M YoY : good activity dynamics and continued increase in customer spread 21 bps QoQ . Ef?ciency improved to 39.4 9M23 . Sound Asset Quality metrics. CoR at 31 bps YtD, within expectations.

PROFIT & LOSS CONSTANT M Constant Current Constant 3Q23 vs. 3Q22 vs. 2Q23 9M23 vs. 9M22 vs. 9M22 Net Interest Income 2,802 17.6 4.9 8,164 37.9 23.3 Net Fees and Commissions 589 28.5 10.3 1,626 38.2 23.6 Net Trading Income 64 36.5 61.7 384 18.8 6.3 Other Income & Expenses 119 32.2 28.0 300 25.7 12.5 Gross Income 3,573 17.9 3.1 10,475 36.7 22.3 Operating Expenses 1,079 14.1 1.0 3,175 30.0 16.3 Operating Income 2,494 19.6 4.1 7,300 39.9 25.2 Impairment on Financial Assets 669 33.4 14.0 1,827 43.1 28.0 Provisions and Other Gains and Losses 6 85.2 206.2 1 97.4 97.7 Income Before Tax 1,820 17.8 0.2 5,472 40.4 25.7 Income Tax 496 50.1 1.9 1,484 51.8 35.8 Net Attributable Pro?t reported 1,324 9.0 0.4 3,987 36.7 22.3 1 Performing loans and Cust.Funds under management, excluding repos, according to local GAAP. Solid loan growth continues 3.1 QoQ , sound dynamics in retail 3.4 QoQ and accelerating growth in the commercial segment 1.6 QoQ . Strong core revenues 5.8 QoQ, 23.4 9M YoY , levered on NII growth 4.9 QoQ and outstanding fees 10.3 QoQ Outstanding Pre Provision Pro?t 25.2 vs. 9M22 . Ef?ciency improving to 30.3 9M23. Solid asset quality metrics. CoR at 294 pbs YtD in line with our expectations.

3Q23 Results 20

Turkey

PROFIT & LOSS (CURRENT €M)

		Δ Current (%)			Δ Current (%)
	3Q23	vs 3Q22	vs 2Q23	9M23	vs. 9M22
Net Interest Income	601	-25.6	70.0	1,581	-19.3
Net Fees and Commissions	345	113.7	204.3	630	35.9
Net Trading Income	404	105.8	136.7	798	35.0
Other Income & Expenses	-519	238.4	n.s.	-699	4.6
Of which:					
Net Monetary Position (NMP) loss	*-1,094*	*185.2*	*n.s.*	*-1,820*	*-12.1*
CPI linkers revenues	*572*	*160.6*	*n.s.*	*1,060*	*-21.5*
Gross Income	**831**	**-17.9**	**22.6**	**2,310**	**-1.6**
Operating Expenses	-455	57.4	136.7	-1,046	33.1
Operating Income	**376**	**-48.0**	**-22.6**	**1,264**	**-19.0**
Impairment on Financial Assets	-30	-73.9	n.s.	-84	-70.4
Provisions and Other Gains and Losses	-45	19.9	45.1	-91	28.3
Income Before Tax	**301**	**-47.3**	**-34.4**	**1,089**	**-9.7**
Income Tax	-487	91.0	194.4	-658	-26.1
Non-controlling Interest	27	-163.0	-159.3	-64	n.s.
Net Attributable Profit (reported)	**-158**	**-158.0**	**-163.9**	**367**	**10.2**

Note: 3Q23 figures include the re-expression of all P&L headings according to the end of period FX and inflation rate.

ACTIVITY (SEP-23)

(CONSTANT €; BANK ONLY)


€Bn
31.9
YoY[1]
FC
8.9
+5.3%
TL
+63.8%
Commercial
9.8
+39.7%
Retail
13.3
+87.6%
Lending[2]
€Bn
41.9
YoY[1]
FC
-23.1%
Time
2.2
-70.6%
Demand
14.2
2.8%
TL
+126.4%
Time
20.4
+149.4%
Demand
5.2
+66.0%
Cust.Funds[2]

(1) FC evolution excluding FX impact.
(2) Performing loans and deposits under management, excluding repos, according to local GAAP.

KEY RATIOS

CUSTOMER SPREAD (%)


FC
6.51
8.78
9.32
TL
9.00
0.81
0.51
3Q22
2Q23
3Q23

ASSET QUALITY RATIOS (%)


Coverage
86
97
100
NPL Ratio
5.60
4.19
3.83
CoR (YtD)
0.89
0.23
0.26
3Q22
2Q23
3Q23

- **TL Loan growth** driven by short term and transactional lending. FC loans continue to decline in the quarter.
- **TL customer spread bottomed in 3Q.** FC customer spread continued to improve.
- **Positive dynamics in Fees,** driven by payment services, brokerage, asset management and **high NTI.**
- **Asset quality** indicators remain contained.
- **Quarterly loss** driven by: i) a **significantly higher hyperinflation adjustment**[3] (neutral on capital), and ii) the **increase in the corporate tax rate**[4].

(3) Inflation rate: 25.1% QoQ in 3Q23 (vs 6.4% in 2Q23) and 49.9% YTD in 9M23.
(4) Corporate tax rate increase to 30% (from 25%) with retroactive effect since January 1st.

NET ATTRIBUTABLE PROFIT CONSTANT M Constant Current Constant 3Q23 vs. 3Q22 vs. 2Q23 9M23 vs. 9M22 vs. 9M22 Colombia 16 74.1 71.9 115 47.5 41.9 Peru 43 12.1 19.8 155 8.0 8.4 Argentina 114 n.s. n.s. 138 11.9 n.s. Other ¹ 29 21.3 10.0 89 8.2 5.2 South America 201 55.3 22.0 496 20.6 20.5 Note: Venezuela in current m. 1 Other includes BBVA Forum, Venezuela, Uruguay and Bolivia. 1 Performing loans and Cust.Funds under management, excluding repos. Colombia: strong NII growth 5 QoQ driven by loan dynamism in the retail segments 2.2 QoQ and customer spread improvement 21 pbs QoQ . NAP evolution affected by NTI heading performance in 3Q23 and higher impairments. Peru: continued NII growth 4.9 QoQ levered on new lending growth and effective price management. NAP evolution is affected by higher impairments. Argentina: NAP at 138 Mn. 9M23, despite a much higher hyperinflation adjustment2, supported by NII evolution and NTI. 2 In?ation rate: 103 in 9M23 vs 66 in 9M22.

Takeaways BBVA delivered another very strong quarter Excellent core revenues evolution on the back of activity growth and higher spreads, particularly for Mexico and Spain Delivering exceptional value creation for all of our stakeholders: shareholders, clients, employees and society at large We continue on our path to over performance regarding our ambitious long term goals

Annex 01 Net Attributable Pro?t 08 CET1 Sensitivity to market evolution impacts 02 Gross Income breakdown 09 CET1 YTD evolution & RWAs by business area 03 P&L Accounts by business 10 Book Value of the main unit subsidiaries 04 Customer spread by country 11 TBV per share & dividends evolution 05 Stages breakdown by 12 MREL business area 06 Exposure to Covid related loans 13 Digital metrics and Commercial Real Estate 07 ALCO portfolio, NII sensitivity and LCRs & NSFRs

01 Net Attributable Pro?t evolution

Business Areas Contribution to Group’s NAP 3Q23 yoy growth NET ATTRIBUTABLE PROFIT BUSINESS AREAS CONTRIBUTION TO 3Q23 YOY GROWTH; CURRENT M

Business Areas Contribution to Group’s NAP 9M23 yoy growth NET ATTRIBUTABLE PROFIT1 BUSINESS AREAS CONTRIBUTION TO 9M23 YOY GROWTH; CURRENT M 1 Net attributable profit excluding the negative impact of 201M due to the agreement reached with Merlin for the purchase of 662 branches in Spain in 2Q22.

Gross Income breakdown

Gross Income breakdown P&L Accounts by business unit Rest of Corporate Turkey Argentina Colombia Peru Business Center hyperin?ation hyperin?ation adjustment adjustment

BBAVA &L Accounts by business unitRest of Corporate Turkey Argentina Colombia PeruBusiness Center (hyperin?ation (hyperin?ation adjustment) adjustment)

Rest of Business Pro?t & Loss PROFIT & LOSS M 3Q23 vs 3Q22 vs 2Q23 9M23 vs 9M22 Net Interest Income 145 65.0 0.7 405 66.6 Net Fees and Commissions 60 6.6 6.2 192 3.5 Net Trading Income 78 64.8 19.4 251 66.6 Other Income & Expenses 4 191.0 n.s. 4 21.5 Gross Income 286 42.8 6.4 852 45.8 Operating Expenses 151 12.8 8.2 428 16.5 Operating Income 135 102.9 18.6 424 95.4 Impairment on Financial Assets 2 57.3 65.8 25 n.s. Provisions and Other Gains and Losses 4 25.7 n.s. 10 33.0 Income Before Tax 138 108.2 14.3 410 79.2 Income Tax 28 136.8 29.2 88 89.2 Net Attributable Pro?t 109 101.9 9.4 322 76.7

Corporate Center Pro?t & Loss PROFIT & LOSS M 3Q23 vs 3Q22 vs 2Q23 9M23 vs 9M22 Net Interest Income 113 235.2 40.9 253 159.8 Net Fees and Commissions 10 102.2 59.0 40 59.8 Net Trading Income 102 n.s. 69.7 697 n.s. Other Income & Expenses 1 n.s. n.s. 48 18.1 Gross Income 227 n.s. 44.0 943 n.s. Operating Expenses 201 0.3 3.7 614 3.5 Operating Income 428 115.0 30.3 1,557 111.1 Impairment on Financial Assets 1 n.s. n.s. 1 n.s. Provisions and Other Gains and Losses 7 6.8 n.s. 2 44.1 Income Before Tax 434 107.8 28.2 1,558 110.1 Income Tax 193 n.s. n.s. 232 38.2 Non controlling Interest 8 n.s. n.s. 5 36.3 Net Attributable Pro?t 249 25.7 53.9 1,321 133.4

Turkey hyperin?ation adjustment PROFIT & LOSS M 9M23 9M23 Hyperinflation reported adjustment 2 Ex.Hyperin?ation Net Interest Income 1,581 45 1,537 Net Fees and Commissions 630 14 644 Net Trading Income 798 1 798 Other Income & Expenses 699 2,077 1,378 Gross Income 2,310 2,046 4,356 Operating Expenses 1,046 63 983 Operating Income 1,264 2,108 3,372 Impairment on Financial Assets 84 11 73 Provisions and Other Gains and Losses 91 10 101 Income Before Tax 1,089 2,110 3,198 Income Tax 658 210 868 Non controlling Interest 64 267 332 Net Attributable Pro?t 367 1,632 1,999 1 9M23 reported ?gures calculated according to end of period FX. 2 Mainly includes: i the Net Monetary Position NMP loss in the Other Income heading ii re expression of all P&L headings according to the in?ation rate until end of period, iii amortization expenses after the non monetary assets revaluation, iv impact of applying the conversion exchange rate ?xing instead of average.

Argentina hyperin?ation adjustment PROFIT & LOSS M 9M23 9M23 Hyperin?ation reported 1 adjustment 2 Ex.Hyperin?ation Net Interest Income 2,034 41 2,075 Net Fees and Commissions 180 9 189 Net Trading Income 147 11 158 Other Income & Expenses 1,213 941 272 Gross Income 1,148 1,002 2,150 Operating Expenses 661 12 649 Operating Income 487 1,014 1,501 Impairment on Financial Assets 179 5 173 Provisions and Other Gains and Losses 18 1 17 Income Before Tax 290 1,020 1,310 Income Tax 88 366 454 Non controlling Interest 65 218 283 Net Attributable Pro?t 138 436 573 1 9M23 reported ?gures calculated according to end of period FX. 2 Mainly includes: i the Net Monetary Position NMP loss in the Other Income heading ii re expression of all P&L headings according to the in?ation rate until end of period, iii amortization expenses after the non monetary assets revaluation, iv impact of applying the conversion exchange rate ?xing instead of average.

Colombia Pro?t & Loss PROFIT & LOSS M CONSTANT 3Q23 vs 3Q22 vs 2Q23 9M23 vs 9M22 Net Interest Income 189 2.5 5.0 552 6.4 Net Fees and Commissions 26 6.2 17.8 83 17.1 Net Trading Income 3 n.s. n.s. 59 17.8 Other Income & Expenses 9 n.s. 184.9 10 n.s. Gross Income 204 17.5 13.4 684 6.8 Operating Expenses 112 18.2 8.7 328 25.1 Operating Income 92 39.6 30.6 356 24.6 Impairment on Financial Assets 86 68.0 13.2 227 51.1 Provisions and Other Gains and Losses 0 95.2 n.s. 7 n.s. Income Before Tax 6 94.2 91.3 136 56.4 Income Tax 7 n.s. n.s. 28 74.7 Non controlling Interest 3 n.s. 69.1 6 n.s. Net Attributable Profit 16 74.1 71.9 115 41.9

Peru Pro?t & Loss PROFIT & LOSS M CONSTANT 3Q23 vs 3Q22 vs 2Q23 9M23 vs 9M22 Net Interest Income 334 17.3 4.9 962 23.9 Net Fees and Commissions 68 2.9 8.6 216 2.1 Net Trading Income 49 12.3 8.7 143 18.9 Other Income & Expenses 10 26.5 13.1 32 25.5 Gross Income 442 13.0 2.8 1,289 19.0 Operating Expenses 161 11.9 4.5 472 18.0 Operating Income 280 13.6 1.8 817 19.6 Impairment on Financial Assets 167 91.6 45.3 376 130.1 Provisions and Other Gains and Losses 6 n.s. n.s. 7 n.s. Income Before Tax 119 19.5 25.1 448 8.6 Income Tax 26 33.0 37.6 114 11.2 Non controlling Interest 50 17.1 21.5 180 7.0 Net Attributable Profit 43 12.1 19.8 155 8.4

Customer Spread by country

Customer spreads: quarterly evolution AVERAGE 3Q22 4Q22 1Q23 2Q23 3Q23 Spain 1.85 2.21 2.75 3.12 3.33 Yield on Loans 1.93 2.42 3.11 3.64 4.01 Cost of Deposits 0.08 0.21 0.37 0.53 0.68 Mexico MXN 11.92 12.16 12.56 12.72 12.70 Yield on Loans 13.94 14.56 15.21 15.47 15.63 Cost of Deposits 2.03 2.40 2.65 2.75 2.93 Mexico FC1 4.20 5.30 5.96 6.24 6.52 Yield on Loans 4.32 5.50 6.21 6.62 6.96 Cost of Deposits 0.12 0.19 0.26 0.38 0.45 3Q22 4Q22 1Q23 2Q23 3Q23 Turkey TRY 9.00 7.19 3.92 0.81 0.51 Yield on Loans 20.92 18.67 16.84 16.50 20.20 Cost of Deposits 11.92 11.49 12.92 15.69 19.69 Turkey FC1 6.51 7.49 8.27 8.78 9.32 Yield on Loans 7.10 7.98 8.58 9.07 9.53 Cost of Deposits 0.59 0.49 0.31 0.29 0.21 Argentina 13.70 15.13 18.70 14.74 11.83 Yield on Loans 38.98 45.83 49.97 54.42 61.62 Cost of Deposits 25.28 30.69 31.27 39.67 49.79 Colombia 5.24 4.80 4.03 4.29 4.50 Yield on Loans 10.61 11.86 12.76 13.48 13.87 Cost of Deposits 5.37 7.06 8.74 9.19 9.37 Peru 5.89 6.16 6.23 6.46 6.76 Yield on Loans 7.12 7.85 8.38 8.82 9.38 Cost of Deposits 1.23 1.69 2.15 2.37 2.62

Customer spreads: YtD evolution AVERAGE 9M22 9M23 Spain 1.76 3.06 Yield on Loans 1.80 3.59 Cost of Deposits 0.04 0.53 Mexico MXN 11.65 12.66 Yield on Loans 13.37 15.44 Cost of Deposits 1.71 2.78 Mexico FC1 3.52 6.24 Yield on Loans 3.59 6.60 Cost of Deposits 0.06 0.36 9M22 9M23 Turkey TRY 7.16 1.41 Yield on Loans 19.26 18.00 Cost of Deposits 12.09 16.59 Turkey FC1 5.77 8.86 Yield on Loans 6.15 9.12 Cost of Deposits 0.38 0.26 Argentina 14.12 14.52 Yield on Loans 34.53 56.26 Cost of Deposits 20.41 41.74 Colombia 5.68 4.27 Yield on Loans 9.74 13.38 Cost of Deposits 4.06 9.10 Peru 5.64 6.48 Yield on Loans 6.44 8.86 Cost of Deposits 0.80 2.38 1 FC: Foreign Currency.

Stages breakdown by business areas

Stages breakdown by business areas CREDIT RISK BUSINESS BREAKDOWN BY AREA SEP 23, M Gross Accumulated BBVA GROUP Exposure impairments Stage 1 394,329 2,143 Stage 2 35,791 2,198 Stage 3 14,864 7,410 Gross Accumulated TURKEY Exposure impairments Stage 1 45,433 202 Stage 2 4,601 442 Stage 3 1,991 1,352 Gross Accumulated COLOMBIA Exposure impairments Stage 1 15,236 70 Stage 2 1,775 140 Stage 3 848 570 Gross Accumulated SPAIN Exposure impairments Stage 1 174,266 421 Stage 2 17,576 632 Stage 3 7,931 3,317 SOUTH Gross Accumulated AMERICA Exposure impairments Stage 1 41,258 323 Stage 2 5,162 427 Stage 3 2,253 1,344 Gross Accumulated PERU Exposure impairments Stage 1 17,979 188 Stage 2 2,736 232 Stage 3 1,175 612 Gross Accumulated MEXICO Exposure impairments Stage 1 84,731 1,161 Stage 2 6,244 619 Stage 3 2,385 1,242 Gross Accumulated ARGENTINA Exposure impairments Stage 1 3,651 27 Stage 2 300 17 Stage 3 74 62

Exposure to Covid related loans and Commercial Real Estate

Exposure to Covid related loans backed by State guarantees and Commercial Real Estate COVID RELATED LOANS, SPAIN AND PERU OUTSTANDING LOANS AS OF SEP’23 COMMERCIAL REAL ESTATE GROUP’s CRE EAD, , AS OF SEP’23 Note: data according to management information 1 In Spain, if we also consider undrawn credit lines, BBVA Spain has granted a total of 23.6 billion ICO loans as of Sep, 2023 of which 9.7 billion is the outstanding drawn amount . 2 Group’s CRE Exposure At Default EAD within the wholesale portfolio.

BBVA07 ALCO Portfolio, NII Sensitivity and LCRs & NSFRs

ALCO Portfolio, NII Sensitivity and LCRs & NSFRs ALCO Portfolio ALCO PORTFOLIO BREAKDOWN BY REGION BN Amort Cost Fair Value HTC HTC&S duration Sep 23 BN BN incl. hedges South America 0.2 6.1 1.2 years Turkey 6.2 2.2 3.5 years Mexico 7.1 10.8 2.5 years Euro 24.1 13.9 2.5 years Spain 18.0 7.0 Italy 3.2 4.2 Rest 2.9 2.7 1 Figures exclude SAREB senior bonds 4.3bn as of Sep 22, 3.9bn as of Jun 23 and Sep 23 and High Quality Liquid Assets portfolios 10.0bn as of Sep 22, 3.3bn as of Jun 23 and 3.2bn as of Sep 23 2 Note: includes ALCO and any other HTC bond exposure, including hedges.

NII sensitivity to interest rates movements ESTIMATED IMPACT ON NII IN THE NEXT 12 MONTHS TO PARALLEL INTEREST RATE MOVEMENTS 1 TO 100 BPS INTEREST RATES INCREASE, NII sensitivities to parallel interest rates movements as of Aug 23, using our dynamic internal model. Mexico NII sensitivity for 100 bps breakdown: MXN sensitivity 1.6 ; USD sensitivity 0.7

Liquidity and funding ratios BBVA GROUP AND SUBSIDIARIES LCR & NSFR SEP 23 LCR NSFR Loan To Total Group 181 / 143 1 130 Deposits BBVA, S.A. 166 120 90 Mexico 163 133 100 Turkey 2 230 182 76 S. America 100 100 95 3 All countries Using a more restrictive criterion on this ratio limiting the LCRs of all of BBVA, S.A.’s subsidiaries to 100 , the resulting consolidated ratio reaches 143 . Bank only. S. America. Both LCR and NSFR signi?cantly above the 100 requirements at a Group level and in all banking subsidiaries

BBVA 08CET1 Sensitivity to market impacts

CET1 Sensitivity to market impacts1 TO A 10 CURRENCY DEPRECIATION 2 SEP 23 TO A 10 DECLINE IN TELEFONICA’S SHARE PRICE SEP 23 TO 100 BPS MOVEMENT IN THE SPANISH SOVEREIGN BOND SEP 23 CET1 sensitivity considering the FL capital ratio as of September 30th, 2023. This sensitivity does not include the cost of capital hedges, which are currently estimated at 3 bp per quarter for MXN and 4 bp per quarter for TRY.

CET1 YTD evolution & RWAs by business area

3Q23 Results 50

Capital YtD evolution

CET1 FULLY-LOADED – BBVA GROUP

YTD EVOLUTION (%, BPS)


12.61%
+19 bps
12.80%
+174 bps
-106 bps
-88 bps
+45 bps
13.05%
-32 bps
12.73%
(Reported as of Dec-22)
NPL backstop 1
Dec-22
Results
Dividend Accrual & AT1 Coupons
RWAs activity (constant €)
Others 2
Sep-23 proforma
SBB
Sep'23

(1) Includes the reversal of the NPL backstop deduction (+19 bps) in January 2023, resulting in a P2R increase of +21 bps.
(2) Includes, among others, minority interests, market related impacts, regulatory impacts and the credit in OCIs that offsets the debit in P&L due to the hyperinflation accounting.

Risk weighted assets by business area Fully Loaded RWAs Breakdown by business area M Sep 22 Jun 23 Sep 23 Spain 108,733 116,767 117,112 Mexico 80,491 85,111 88,290 Turkey 53,435 50,672 53,056 South America 51,484 50,144 50,255 Argentina 7,574 7,309 6,678 Chile 2,164 2,316 2,176 Colombia 17,134 17,787 18,616 Peru 21,316 19,396 19,436 Others 3,296 3,337 3,349 Rest of business 35,559 32,728 35,087 Corporate Center 11,746 12,021 14,173 BBVA Group 341,448 347,442 357,972

Book Value of the main subsidiaries

Book Value of the main subsidiaries1,2 BN; SEP 23 Includes the initial investment BBVA’s undistributed results FX impact other valuation adjustments. The Goodwill associated to each subsidiary has been deducted from its Book Value Turkey includes Garanti BBVA subsidiaries

TBV per share & dividends evolution

Shareholder’s return: TBV per share & dividends evolution TBV PER SHARE & DIVIDENDS1 PER SHARE 2022 ?gures restated for IFRS17. Including the deduction of the whole Share Buy Back program. April 2023 dividend per share paid 0.31 gross and October 2023 dividend per share paid 0.16 gross

MREL

Sound MREL position POSITION AS OF SEP 23 RWA1 MREL REQUIREMENT2 CBR SUBORDINATION REQUIREMENT CBR 3 M MDA Buffer 244 bps 5.1 bn Subordination Buffer 568 bps 11.8 bn Note: Preliminary Data. 1 Position as of September 2023 as LRE: MREL 11.31 vs 7.27 Requirement ; Subordination 9.35 vs 5.61 Requirement . 2 On June 14, 2023, BBVA announced the reception of a new MREL Requirement applicable from Jan 1st 2024 22.11 RWA and Subordination Requirement of 13.50 RWA . As of September, 2023, BBVA already comfortably complies with these new requirements. 3 Own funds and eligible liabilities to meet both MREL in RWAs or subordination requirement in RWAs, as applicable, and the combined capital buffer requirement, which would be 3.32 , without prejudice to any other buffer that may apply at any time. The CBR includes the CCyB calculated on the basis of exposures as of June 2023. The M MDA buffer stands at 404bps 20.2bn in LRE. 80 of MREL eligible with subordination or to SNP

Digital metrics

Digital metrics mobile customers & digital sales MOBILE CUSTOMERS MILLION CUSTOMERS, DIGITAL SALES UNITS OF TOTAL SALES YTD, # OF TRANSACTIONS CUSTOMER PENETRATION RATE1 Note: data excludes USA, Paraguay and Chile. 1 Mobile customer penetration rates over active clients. DIGITAL SALES PRV2 OF TOTAL SALES YTD, PRV 2 Product Relative Value as a proxy of lifetime economic representation of units sold.

BBVA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2023	Banco Bilbao Vizcaya Argentaria, S.A.

	By:	/s/ María Ángeles Peláez Morón
Name: María Ángeles Peláez Morón
Title: Authorized representative